United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Tribune Company
Samuel Zell
EGI-TRB, L.L.C.
Sam Investment Trust
Tribune Employee Stock Ownership Plan
Tesop Corporation
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Tribune Company 435 North Michigan Avenue Chicago, Illinois 60611 Attn: Crane Kenney (312) 222-9100	Samuel Zell Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 (312) 454-0100	EGI-TRB, L.L.C. Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 Attn: Joseph M. Paolucci (312) 454-0100	Sam Investment Trust c/o Chai Trust Company, LLC Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 Attn: Joseph M. Paolucci (312) 454-0100	Tribune Employee Stock Ownership Plan c/o GreatBanc Trust Company 1301 West 22nd Street, Suite 800 Oak Brook, Illinois 60523 Attn: Marilyn H. Marchetti (630) 572-5130	Tesop Corporation c/o GreatBanc Trust Company 1301 West 22nd Street, Suite 800 Oak Brook, Illinois 60523 Attn: Marilyn H. Marchetti (630) 572-5130

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Steven A. Rosenblum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Thomas A. Cole Larry A. Barden Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Charles W. Mulaney, Jr. Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom, LLP 333 West Wacker Dr. Chicago, Illinois 60606 (312) 407-0700	Joseph P. Gromacki Jenner & Block LLP 330 N. Wabash Avenue Chicago, Illinois 60611 (312) 222-9350	Charles R. Smith K&L Gates Henry W. Oliver Building 535 Smithfield Street Pittsburgh, PA 15222 (412) 355-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,284,000,000	$131,519

*                    Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 126,000,000 shares of common stock at a price of $34.00 per share.

**             The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒           Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131,519.00	Filing Party: Tribune Company
Form or Registration No.: Schedule TO	Date Filed: April 25, 2007

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐               third party tender offer subject to Rule 14d-1.

☒             issuer tender offer subject to Rule 13e-4.

☒             going private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 7 (this “Amendment No. 7”) filed under cover of Schedule TO and Schedule 13E-3 amends and supplements Amendment No. 6 filed under cover of Schedule TO and Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) on May 17, 2007, and Amendment No. 5 filed with the SEC on May 11, 2007, Amendment No. 4 filed with the SEC on May 4, 2007, Amendment No. 3 filed with the SEC on May 1, 2007, Amendment No. 2 filed with the SEC on April 27, 2007, Amendment No. 1 filed with the SEC on April 26, 2007 and the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed by Tribune Company, a Delaware corporation (the “Company”), on April 25, 2007 (as amended, the “Filing”), in connection with the Agreement and Plan of Merger, dated as of April 1, 2007 (the “Merger Agreement”), by and among the Company, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan (the “ESOP”), Tesop Corporation, a Delaware corporation wholly owned by the ESOP and, for limited purposes, EGI-TRB, L.L.C., a Delaware limited liability company wholly owned by a trust established for the benefit of Samuel Zell and his family. In connection with the Merger Agreement, the Company is offering to purchase up to 126,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued under the Rights Agreement, dated as of December 12, 1997, as amended, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”), copies of which are attached to the Filing as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Filing, is hereby expressly incorporated by reference into this Amendment No. 7, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4(a) of the Filing is hereby amended and supplemented by adding the following at the end thereof:

As discussed in the Offer to Purchase under “The Tender Offer—Conditions of the Tender Offer,” one of the conditions to the Tender Offer is the receipt of the necessary financing for the Tender Offer as contemplated by the First Step Commitment Letter, substantially on the terms contemplated thereby (the “Financing Condition”). As discussed under the caption “Special Factors—Financing Commitments,” on May 17, 2007, the Company entered into the Credit Agreement (as defined below), which provides the First Step Credit Facilities (as defined below). As a result of the foregoing, the Financing Condition has been deemed by the Company to be satisfied.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “The Tender Offer—Source and Amount of Funds” by adding the following at the end of the second paragraph thereof:

On May 17, 2007, the Company entered into the Credit Agreement, a copy of which is attached hereto as
Exhibit (b)(3) and incorporated herein by reference.

Item 7(d) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under the caption “Special Factors—Financing Commitments” by adding the following new section at the end thereof, and by redefining certain of the terms defined under such caption, as follows:

Credit Agreement. On May 17, 2007, the Company entered into a Credit Agreement (the “Credit Agreement”) by and among the Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A. (“JPMCB”), as administrative agent, Merrill Lynch Capital Corporation (“Merrill Lynch”), as syndication agent, Citicorp North America, Inc., Bank of America, N.A. (“Bank of America”) and Barclay’s Bank plc (“Barclay’s Bank”), as co-documentation agents, and J.P. Morgan Securities Inc. (“JPMorgan”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. (“CGMI”) and Banc of America Securities LLC (“BAS”), as joint lead arrangers and joint bookrunners, which Credit Agreement contains the negotiated terms and conditions originally contemplated in the commitment letter entered into by the Company on April 1, 2007, as amended and restated on April 5, 2007 (the

“First Step Commitment Letter”), with respect to new $8.028 billion senior secured credit facilities (the “First Step Credit Facilities”). The proceeds of the Credit Agreement are intended to be used by the Company, among other ways, in connection with the consummation of the Tender Offer, to refinance certain existing indebtedness of the Company and for general corporate purposes.

The First Step Credit Facilities consist of (a) a $1.50 billion Senior Tranche X Term Loan Facility (the “Tranche X Facility”), (b) a $5.515 billion Senior Tranche B Term Loan Facility (the “Tranche B Facility”), (c) a $263 million Delayed Draw Senior Tranche B Term Loan Facility (the “Delayed Draw Facility”) and (d) a $750 million Revolving Credit Facility (the “Revolving Credit Facility”). The Revolving Credit Facility will include a letter of credit subfacility in an amount up to $250,000,000 and a swing line facility in an amount up to $100,000,000. Additionally, the Credit Agreement permits the Company to borrow a $2.105 billion incremental term loan facility (which is part of the financing covered by the Second Step Commitment Letter), upon the satisfaction of certain conditions contained in the Credit Agreement and the Second Step Commitment Letter, including the consummation of the Merger on or before May 31, 2008.

The Credit Agreement provides that prior to the closing of the Second Step Facilities, the Tranche X Facility (a two-year term facility) will bear interest per annum at a variable rate equal to, at the Company’s election, either the applicable base rate plus a margin of 150 basis points or LIBOR plus a margin of 250 basis points. On and after the closing of the Second Step Credit Facilities, the margins applicable to the Tranche X Facility will increase to 175 basis points and 275 basis points, respectively. On the closing date of the Credit Agreement, the Tranche B Facility (a seven-year term facility), the Delayed Draw Facility (a seven-year term facility) and the Revolving Credit Facility (a six-year revolving facility) will bear interest per annum at a variable rate equal to, at the Company’s election, either the applicable base rate plus a margin of 200 basis points or LIBOR plus a margin of 300 basis points. Undrawn amounts under the Delayed Draw Facility will accrue a commitment fee at a per annum rate of 75 basis points and undrawn amounts under the Revolving Credit Facility will accrue a commitment fee at a per annum rate of 50 basis points.

With respect to the Revolving Credit Facility only, the margin applicable to base rate advances, the margin applicable to LIBOR advances and the commitment fee applicable to undrawn amounts of the Revolving Credit Facility are subject to decreases after the closing date of the Credit Agreement based on a leverage-based grid. Also, the interest rate applicable to the Tranche X Facility, the Tranche B Facility, the Delayed Draw Facility and the Revolving Credit Facility is subject to a 25 basis point reduction if the Merger is not consummated and the Company’s corporate credit ratings are at a specified level.

The Tranche X Facility must be repaid in an aggregate principal amount of $750,000,000 on the date which is 18 months after the initial draw under the Credit Agreement or, if such date is not a business day, the first business day thereafter, which amount may be adjusted to reflect optional prepayments or other mandatory prepayments (described below) applied thereto; the remaining outstanding amount of the Tranche X Facility must be repaid on the date which is two years after the initial draw under the Credit Agreement or, if such date is not a business day, the first business day thereafter if not repaid sooner. The Tranche B Facility and the Incremental Facility, if any, will amortize at a rate of 1.0% per annum (payable quarterly) prior to maturity, on which date the remaining principal amount will be payable in full. The Delayed Draw Facility will automatically become part of the Tranche B Facility when made and will amortize based upon the Tranche B Facility amortization schedule. Prior to the first anniversary of the closing date of the Credit Agreement, optional prepayments on the Tranche X Facility and the Tranche B Facility with the proceeds of a substantially concurrent issuance of loans under any senior secured credit facilities pursuant to the Credit Agreement must be accompanied by a prepayment fee equal to 1.00% of the aggregate amount of such prepayments if the interest rate spread applicable to such new loans is less than the interest rate applicable to the Tranche X Facility or the Tranche B Facility. Except as described in the immediately preceding sentence, the Tranche X Facility, the Tranche B Facility, the Incremental Facility, if any, the Delayed Draw Facility and the Revolving Credit Facility will be prepayable at any time prior to maturity without penalty, and the unutilized portion of the commitments under the Revolving Credit Facility or the Delayed Draw Facility may be reduced at the option of the Company without penalty.

Loans under the Tranche X Facility, the Tranche B Facility, the Incremental Facility, if any, the Delayed Draw Facility and the Revolving Loan Facility will be required to be repaid with the following proceeds, subject to certain exceptions and exclusions set forth in the Credit Agreement: (a) 100% of the net cash proceeds from the issuance or incurrence of debt for borrowed money by the Company or any subsidiary (other than debt permitted to be incurred under the negative covenants contained in the Credit Agreement (with certain exclusions)), (b) certain specified percentages of excess cash flow proceeds based on a leveraged-based grid ranging from 50% to 0%, (c) once the aggregate amount of net cash proceeds from all asset sales, share issuances by the Company’s subsidiaries and casualty events exceeds $50 million, 100% of such net cash proceeds unless the Company reinvests the proceeds pursuant to the terms of the Credit Agreement, and (d) 100% of net cash proceeds from certain dispositions.

The Tranche X Facility, the Tranche B Facility, the Delayed Draw Facility, the Incremental Facility, if any, and the Revolving Loan Facility will be guaranteed by certain of the Company’s direct and indirect U.S. subsidiaries and secured by a pledge of the capital stock of certain specified subsidiaries of the Company. Certain outstanding senior notes of the Company (the “Existing Notes”) will be secured on an equal and ratable basis with the First Step Credit Facilities and the Incremental Facility, if any, as required by the terms of the indentures governing such Existing Notes.

The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default, in each case subject to customary and negotiated exceptions and limitations, as applicable. In addition, the Credit Agreement includes three financial covenants with which the Company must comply, including a maximum total guaranteed leverage ratio, a minimum interest coverage ratio and limitations on capital expenditures. The Credit Agreement also provides that a condition to the consummation of the Merger will be the execution by the Zell Entity of an agreement, guaranteed by Zell, providing that the Zell Entity will invest up to an additional $100 million in Company Common Stock or subordinated debt of the Company in certain circumstances.

There is a possibility that the Company will not be able to borrow funds under the First Step Credit Facilities if any of the conditions in the Credit Agreement or the other documents evidencing the First Step Credit Facilities are not met. The Company currently has no alternative financing arrangements in place if the proceeds of the First Step Credit Facilities are not available to it.

The preceding summary of the material terms of the Credit Agreement is qualified in its entirety by the terms of the actual Credit Agreement, which is attached hereto as Exhibit (b)(3). The summary may not contain all of the information about the Credit Agreement that is important to you. We encourage you to read it carefully and in its entirety.

Item 10. Financial Statements.

Item 10 of the Filing is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “The Tender Offer—Certain Financial Information” by restating in its entirety the subsection entitled “Summary Unaudited Pro Forma Consolidated Financial Data” with the following:

Summary Unaudited Pro Forma Consolidated Financial Data — 2006.

The following unaudited pro forma condensed consolidated financial statements present the Company’s pro forma consolidated financial position at December 31, 2006 and its pro forma consolidated results of operations for the year then ended. These unaudited pro forma consolidated financial statements are derived from our historical consolidated financial statements and give effect to the repurchase of shares of Company Common Stock pursuant to the Tender Offer and the related refinancings of certain indebtedness of the Company, as if such repurchase and refinancings had occurred at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of income and as if such repurchase and refinancings had occurred at the end of fiscal year 2006 for purposes of the pro forma condensed consolidated balance sheet. In addition, these unaudited pro forma condensed consolidated financial statements give effect to the Step One Purchase Transaction and the ESOP Purchase Agreement as if they had been consummated at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of income and as if such agreements had been consummated at the end of fiscal year 2006 for purposes of the pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Tender Offer and related refinancings that are expected to have a continuing impact on the Company. The unaudited pro forma condensed consolidated financial statements do not give effect to the consummation of the Merger, the repayment of the Exchangeable Note held by the Zell Entity or the issuance of the $225 million Subordinated Note or the 15-year Warrant to the Zell Entity in the Step Two Purchase Transaction because the consummation of such transactions is subject to the satisfaction of certain conditions, including shareholder approval, receipt of financing, FCC approval and the receipt of a solvency opinion. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. We believe the assumptions used, and pro forma adjustments derived from such assumptions, are reasonable based upon currently available information. However, such adjustments are subject to change based on finalization of the Tender Offer and related refinancings. The Tender Offer is subject to a number of conditions, and there can be no assurance that the Tender Offer will be consummated or when such consummation might occur.

These unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 which is incorporated herein by reference. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of either our financial position or the results of operations that actually would have been attained had the repurchase of shares of Company Common Stock and related refinancings pursuant to the Tender Offer, and consummation of the Step One Purchase Transaction and the ESOP Purchase Agreement had been completed at the dates indicated, or that will be achieved in the future. These unaudited pro forma condensed consolidated financial statements have been included herein for informational and comparative purposes only. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Cautionary Note on Forward-Looking Statements.”

Pro Forma Condensed Consolidated Statement of Income (Unaudited)

	Year Ended December 31, 2006
	Historical	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share data)
Operating Revenues	$5,517,708	$—		$5,517,708

Operating Expenses:
Cost of sales (exclusive of items shown below)	2,736,411	—		2,736,411
Selling, general and administrative	1,469,274	—		1,469,274
Depreciation	207,200	—		207,200
Amortization of intangible assets	19,813	—		19,813
Total operating expenses	4,432,698	—		4,432,698

Operating Profit	1,085,010	—		1,085,010
Net income on equity investments	80,773	—		80,773
Interest and dividend income	14,145	—		14,145
Interest expense	(273,902)	(514,935	)(a)	(788,837)
Gain on change in fair values of derivatives and related investments	11,088	—		11,088
Gain on TMCT transactions	59,596	—		59,596
Gain on sales of investments, net	36,732	—		36,732
Other non-operating loss, net	(4,447)	—		(4,447)
Income From Continuing Operations Before Income Taxes	1,008,995	(514,935)		494,060
Income taxes	(348,142)	193,101	(b)	(155,041)
Income From Continuing Operations	$660,853	$(321,835)		$339,018

Earnings Per Share From Continuing Operations:
Basic	$2.40			$2.25
Diluted	$2.39			$2.17

Weighted-average Common Shares Outstanding:
Basic	272,672	(124,529	)(c)	148,143
Diluted	274,411	(118,647	)(c)	155,764
Book value per common share	$18.06			$0.58
Ratio of earnings to fixed charges	4.3			1.6

See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)

	As of December 31, 2006
	Historical	Pro Forma Adjustments		Pro Forma
	(In thousands of dollars)
Assets
Current Assets:
Cash and cash equivalents	$174,686	$—		$174,686
Accounts receivable, net	765,871	—		765,871
Inventories	40,962	—		40,962
Broadcast rights	271,995	—		271,995
Deferred income taxes	74,450	—		74,450
Prepaid expenses and other	49,466	—		49,466
Total current assets	1,377,430	—		1,377,430

Properties:
Property, plant and equipment	3,592,477	—		3,592,477
Accumulated depreciation	(1,907,365)	—		(1,907,365)
Net properties	1,685,112	—		1,685,112

Other Assets:
Broadcast rights	295,186	—		295,186
Goodwill	5,837,208	—		5,837,208
Other intangible assets, net	2,846,057	—		2,846,057
Time Warner stock related to PHONES debt	348,480	—		348,480
Other investments	564,750	—		564,750
Prepaid pension costs	293,455	—		293,455
Assets held for sale	9,172	—		9,172
Other	143,922	108,857	(d)	252,779
Total other assets	10,338,230	108,857		10,447,087
Total assets	$13,400,772	$108,857		$13,509,629

Liabilities and Shareholders’ Equity

Current Liabilities:
Borrowings under bridge credit facility	$1,310,000	$(1,310,000	)(e)	$—
Other debt due within one year	119,007	(97,019	)(e)	21,988
Contracts payable for broadcast rights	317,945	—		317,945
Deferred income	108,607	—		108,607
Accounts payable, accrued expenses and other current liabilities	691,155	(7,929	)(d)	683,226
Total current liabilities	2,546,714	(1,414,948)		1,131,766

Long-Term Debt:
PHONES debt related to Time Warner stock	572,960	—		572,960
Other long-term debt (less portions due within one year)	3,003,251	5,776,539	(e)	8,779,790
Total long-term debt	3,576,211	5,776,539		9,352,750

Other Non-Current Liabilities:
Deferred income taxes	1,974,672	—		1,974,672
Contracts payable for broadcast rights	425,927	—		425,927
Compensation and other obligations	557,632	—		557,632
Total other non-current liabilities	2,958,231	—		2,958,231

Shareholders’ Equity:
Common stock and additional paid-in capital	6,837,029	(1,784,235	)(g)	5,052,794
Retained earnings	3,138,313	(13,214	)(d)	565,526
		(54,288	)(f)
		(2,505,285	)(g)
Treasury common stock (at cost)	(5,288,341)	354,288	(f)	(4,934,053)
Unearned ESOP shares	—	(250,000	)(f)	(250,000)
Accumulated other comprehensive income (loss)	(367,385)	—		(367,385)
Total shareholders’ equity	4,319,616	(4,252,734)		66,882
Total liabilities and shareholders’ equity	$13,400,772	$108,857		$13,509,629

See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

On April 1, 2007, our Board, based on the recommendation of the Special Committee, approved the Company’s entry into the Leveraged ESOP Transactions. In connection with the Leveraged ESOP Transactions, the Company agreed to launch the Tender Offer to repurchase up to 126,000,000 shares of Company Common Stock that are currently outstanding at a price of $34.00 per share. On April 1, 2007, the Company also entered into the Zell Entity Purchase Agreement and the ESOP Purchase Agreement. The terms of these agreements included the following:

•                                          Pursuant to the ESOP Purchase Agreement, on April 1, 2007, the ESOP purchased from the Company 8,928,571 shares of Company Common Stock at a price of $28.00 per share. The ESOP paid for this purchase with a promissory note of the ESOP in favor of the Company in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Company to the ESOP and/or distributions paid on the shares of Company Common Stock held by the ESOP.

•                                          Pursuant to the Zell Entity Purchase Agreement, on April 23, 2007, the Zell Entity made an initial investment of $250 million in the Company in exchange for (1) 1,470,588 shares of Company Common Stock at $34.00 per share and (2) an unsecured subordinated exchangeable promissory note of the Company in the principal amount of $200 million. The promissory note is exchangeable at the Company’s option, or automatically upon termination of the Merger Agreement, into an aggregate of 5,882,353 shares of Company Common Stock, subject to antidilution adjustments.

To finance the Tender Offer and to refinance indebtedness under its existing Credit Facilities, the Company has secured financing commitments from certain lenders, the definitive terms of which are set forth in the Credit Agreement.

The unaudited pro forma condensed consolidated statement of income does not reflect material non-recurring charges, which we anticipate will affect income from continuing operations within 12 months following the Tender Offer and related refinancings. The most significant of these charges are costs related to the extinguishment of the Company’s existing term facility and bridge credit facility. We currently estimate that the income statement charges related to the extinguishment will be approximately $9 million after-tax. The unaudited pro forma condensed consolidated balance sheet reflects the impact of these non-recurring charges.

The pro forma adjustments for the Tender Offer and related refinancings, and the Purchase Agreements are described below.

(a)            The pro forma interest expense adjustment assumes the issuance of approximately $7.1 billion of new variable rate debt to finance the Tender Offer and to refinance the Company’s existing term facility, existing bridge credit facility, and outstanding commercial paper. A rate of 7.86%, based on LIBOR (at May 16, 2007) plus a spread of 2.5%, has been used to compute pro forma interest expense on the first $1.5 billion of the new borrowings and a rate of 8.36%, based on LIBOR (at May 16, 2007) plus a spread of 3.0% has been used to compute pro forma interest expense on the remaining $5.6 billion of the new borrowings. The pro forma interest expense adjustment is net of the historical interest expense on the Company’s term facility, bridge credit facility and commercial paper that were assumed to be refinanced and includes the amortization of estimated debt issuance costs of $130 million using an average life of approximately six years as well as undrawn commitment fees on a $263 million variable rate credit facility. A one-eighth percentage point change in the assumed interest rate on the new borrowings would increase or decrease pro forma interest expense by approximately $9 million.

In addition, the pro forma interest expense adjustment also includes interest on the $200 million subordinated exchangeable promissory note assumed to be issued in connection with the Zell Entity Purchase Agreement. A rate of 4.81%, based on the rate specified in the Zell Entity Purchase Agreement, has been used to compute interest expense on the promissory note.

The following table summarizes the pro forma interest expense adjustment.

Pro forma interest expense adjustment ($ in millions)
New variable rate debt	$584
$200 million promissory note	10
Amortization of debt issuance costs	22
Commitment fees	2
Less: existing term facility	(54)
Less: existing bridge credit facility	(44)
Less: existing commercial paper	(5)
Interest expense adjustment	$515

(b)           Reflects the income tax effect of the pro forma interest expense adjustment utilizing the applicable statutory tax rate for the year ended December 31, 2006.

(c)            The pro forma adjustment to basic weighted-average common shares outstanding reflects the repurchase of 126,000,000 shares of Company Common Stock and the issuance of 1,470,588 shares of Company Common Stock as of the beginning of fiscal year 2006 in connection with the Zell Entity Purchase Agreement. The pro forma adjustment to diluted weighted-average common shares outstanding also reflects the assumed conversion of the $200 million subordinated exchangeable promissory note into 5,882,353 shares of Company Common Stock as of the beginning of fiscal year 2006.

(d)           Reflects $130 million of debt issuance costs in connection with the new borrowings and the write-off of $21 million of debt issuance costs ($13 million after-tax) as a result of the extinguishment of the term facility and bridge credit facility.

(e)            To record the issuance of the new borrowings and the refinancing of the existing term facility, existing bridge credit facility and $97 million of the Company’s outstanding commercial paper.

(f)              To record the issuance of shares of Company Common Stock to the ESOP and Zell Entity in connection with the Purchase Agreements. The shares were assumed to have been issued from our existing treasury common stock at the average value of $34.07 per share.

(g)           To record the repurchase and subsequent retirement of 126,000,000 shares of Company Common Stock at $34.00 per share in connection with the Tender Offer, including $5.5 million of related transaction costs.

Summary Unaudited Pro Forma Consolidated Financial Data — First Quarter 2007.

The following unaudited pro forma condensed consolidated financial statements present the Company’s pro forma consolidated financial position at April 1, 2007 and its pro forma consolidated results of operations for the quarter then ended. These unaudited pro forma consolidated financial statements are derived from our historical unaudited condensed consolidated financial statements and give effect to the repurchase of shares of Company Common Stock pursuant to the Tender Offer and the related refinancings of certain indebtedness of the Company, as if such repurchase and refinancings had occurred at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of operations and as if such repurchase and refinancings had occurred at the end of the first fiscal quarter of 2007 for purposes of the pro forma condensed consolidated balance sheet. In addition, these unaudited pro forma condensed consolidated financial statements give effect to the Step One Purchase Transaction as if such transaction had been consummated at the beginning of fiscal year 2006 for purposes of the pro forma condensed consolidated statement of operations and as if such transaction had been consummated at the end of the first fiscal quarter of 2007 for purposes of the pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Tender Offer and related refinancings that are expected to have a continuing impact on the Company. The unaudited pro forma condensed consolidated financial statements do not give effect to the consummation of the Merger, the repayment of the Exchangeable Note held by the Zell Entity or the issuance of the $225 million Subordinated Note or the 15-year Warrant to the Zell Entity in the Step Two Purchase Transaction because the consummation of such transactions is subject to the satisfaction of certain conditions, including stockholder approval, receipt of financing, FCC approval and the receipt of a solvency opinion. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. We believe the assumptions used, and pro forma adjustments derived from such assumptions, are reasonable based upon currently available information. However, such adjustments are subject to change based on finalization of the Tender Offer and related refinancings. The Tender Offer is subject to a number of conditions, and there can be no assurance that the Tender Offer will be consummated or when such consummation might occur.

These unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2006 and our unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2007, which are incorporated herein by reference. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of either our financial position or the results of operations that actually would have been attained had the repurchase of shares of Company Common Stock and related refinancings pursuant to the Tender Offer, and consummation of the Step One Purchase Transaction, been completed at the dates indicated, or that will be achieved in the future. These unaudited pro forma condensed consolidated financial statements have been included herein for informational and comparative purposes only. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Cautionary Note on Forward-Looking Statements.”

Pro Forma Condensed Consolidated Statement of Operations (Unaudited)

	First Quarter Ended April 1, 2007
	Historical	Pro Forma Adjustments		Pro Forma
	(In thousands, except per share data)
Operating Revenues	$1,214,502	$—		$1,214,502
Operating Expenses:
Cost of sales (exclusive of items shown below)	617,032	—		617,032
Selling, general and administrative	358,976	—		358,976
Depreciation	52,025	—		52,025
Amortization of intangible assets	5,007	—		5,007
Total operating expenses	1,033,040	—		1,033,040

Operating Profit	181,462	—		181,462
Net income on equity investments	12,684	—		12,684
Interest and dividend income	3,154	—		3,154
Interest expense	(83,249)	(107,505	)(a)	(190,754)
Loss on change in fair values of derivatives and related investments	(69,780)	—		(69,780)
Gain on sales of investments, net	73	—		73
Other non-operating loss, net	(14,008)	—		(14,008)

Income (Loss) from Continuing Operations Before Income Taxes	30,336	(107,505)		(77,169)
Income taxes	(19,257)	40,314	(b)	20,872

Income (Loss) from Continuing Operations	$11,079	$(67,190)		$(56,111)

Earnings (Loss) Per Share from Continuing Operations:
Basic	$0.05			$(.49)
Diluted	$0.05			$(.49)

Weighted-average Common Shares Outstanding:
Basic	239,959	(124,529	)(c)	115,430
Diluted	242,052	(126,622	)(c)	115,430
Book value per common share	$17.89			$0.47
Ratio of earnings to fixed charges	1.7			0.8

See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Pro Forma Condensed Consolidated Balance Sheet (Unaudited)

	As of April 1, 2007
		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands of dollars)
Assets
Current Assets:
Cash and cash equivalents	$182,109	$—		$182,109
Accounts receivable, net	676,973	—		676,973
Inventories	50,146	—		50,146
Broadcast rights	243,061	—		243,061
Deferred income taxes	79,374	—		79,374
Assets held for sale	4,535	—		4,535
Prepaid expenses and other	69,588	—		69,588
Total current assets	1,305,786	—		1,305,786
Properties:
Property, plant and equipment	3,586,372	—		3,586,372
Accumulated depreciation	(1,940,230)	—		(1,940,230)
Net properties	1,646,142	—		1,646,142
Other Assets:
Broadcast rights	250,984	—		250,984
Goodwill	5,780,251	—		5,780,251
Other intangible assets, net	2,807,545	—		2,807,545
Time Warner stock related to PHONES debt	315,520	—		315,520
Other investments	536,526	—		536,526
Prepaid pension costs	307,207	—		307,207
Assets held for sale	84,681	—		84,681
Other	149,282	113,368	(d)	262,650
Total other assets	10,231,996	113,368		10,345,364
Total assets	$13,183,924	$113,368		$13,297,292
Liabilities and Shareholders’ Equity
Current Liabilities:
Borrowings under bridge credit facility	$1,325,000	$(1,325,000	)(e)	$—
Other debt due within one year	22,664	—		22,664
Contracts payable for broadcast rights	290,927	—		290,927
Deferred income	205,837	—		205,837
Accounts payable, accrued expenses and other current liabilities	610,281	(6,237	)(d)	604,044
Total current liabilities	2,454,709	(1,331,237)		1,123,472
Long-Term Debt:
PHONES debt related to Time Warner stock	612,080	—		612,080
Other long-term debt (less portions due within one year)	2,996,490	5,694,520	(e)	8,691,010
Total long-term debt	3,608,570	5,694,520		9,303,090
Other Non-Current Liabilities:
Deferred income taxes	1,897,399	—		1,897,399
Contracts payable for broadcast rights	377,785	—		377,785
Compensation and other obligations	541,041	—		541,041
Total other non-current liabilities	2,816,225	—		2,816,225
Shareholders’ Equity:
Common stock and additional paid-in capital	6,870,377	(1,793,879	)(g)	5,076,498
		(10,395)	(d)
		(101)	(f)
Retained earnings	3,016,452	(2,495,641	)(g)	510,314
Treasury common stock (at cost)	(4,972,072)	50,101	(f)	(4,921,971)
Unearned ESOP shares	(250,000)	—		(250,000)
Accumulated other comprehensive income (loss)	(360,337)	—		(360,337)
Total shareholders’ equity	4,304,420	(4,249,915)		54,505
Total liabilities and shareholders’ equity	$13,183,924	$113,368		$13,297,292

See “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

On April 1, 2007, our Board, based on the recommendation of the Special Committee, approved the Company’s entry into the Leveraged ESOP Transactions. In connection with the Leveraged ESOP Transactions, the Company agreed to launch the Tender Offer to repurchase up to 126,000,000 shares of Company Common Stock that are currently outstanding at a price of $34.00 per share. On April 1, 2007, the Company also entered into the Zell Entity Purchase Agreement and the ESOP Purchase Agreement. The terms of these agreements included the following:

•                                          Pursuant to the ESOP Purchase Agreement, on April 1, 2007, the ESOP purchased from the Company 8,928,571 shares of Company Common Stock at a price of $28.00 per share. The ESOP paid for this purchase with a promissory note of the ESOP in favor of the Company in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Company to the ESOP and/or distributions paid on the shares of Company Common Stock held by the ESOP.

•                                          Pursuant to the Zell Entity Purchase Agreement, on April 23, 2007, the Zell Entity made an initial investment of $250 million in the Company in exchange for (1) 1,470,588 shares of Company Common Stock at $34.00 per share and (2) an unsecured subordinated exchangeable promissory note of the Company in the principal amount of $200 million. The promissory note is exchangeable at the Company’s option, or automatically upon termination of the Merger Agreement, into an aggregate of 5,882,353 shares of Company Common Stock, subject to antidilution adjustments.

To finance the Tender Offer and to refinance indebtedness under its existing credit facilities, the Company has secured financing commitments from certain lenders, the definitive terms of which are set forth in the Credit Agreement.

The unaudited pro forma condensed consolidated statement of operations does not reflect material non-recurring charges, which we anticipate will affect income from continuing operations within 12 months following the Tender Offer and related refinancings. The most significant of these charges are costs related to the extinguishment of the Company’s existing term facility and bridge credit facility. We currently estimate that the income statement charges related to the extinguishment will be approximately $9 million after-tax. The unaudited pro forma condensed consolidated balance sheet reflects the impact of these non-recurring charges.

The pro forma adjustments for the Tender Offer and related refinancings, and the Step One Purchase Transaction are described below.

(a)                                  The pro forma interest expense adjustment assumes the issuance of approximately $7.0 billion of new variable rate debt to finance the Tender Offer, and to refinance the Company’s existing term facility and bridge credit facility. A rate of 7.86%, based on LIBOR (at May 16, 2007) plus a spread of 2.5%, has been used to compute pro forma interest expense on the first $1.5 billion of the new borrowings and a rate of 8.36%, based on LIBOR (at May 16, 2007) plus a spread of 3.0% has been used to compute pro forma interest expense on the remaining $5.5 billion of the new borrowings. The pro forma interest expense adjustment is net of the historical interest expense on the Company’s term facility and bridge credit facility that were assumed to be refinanced and includes the amortization of estimated debt issuance costs of $130 million using an average life of approximately six years as well as undrawn commitment fees on a $263 million variable rate credit facility. A one-eighth percentage point change in the assumed interest rate on the new borrowings would increase or decrease pro forma interest expense by approximately $9 million.

In addition, the pro forma interest expense adjustment also includes interest on the $200 million subordinated exchangeable promissory note issued in connection with the Zell Entity Purchase Agreement. A rate of 4.81%, based on the rate specified in the Zell Entity Purchase Agreement, has been used to compute interest expense on the promissory note.

The following table summarizes the pro forma interest expense adjustment.

Pro forma interest expense adjustment ($ in millions)
New variable rate debt	$145
$200 million promissory note	2
Amortization of debt issuance costs	6
Commitment fees	1
Less: existing term facility	(25)
Less: existing bridge credit facility	(21)
Interest expense adjustment	$108

(b)                                 Reflects the income tax effect of the pro forma interest expense adjustment utilizing the applicable statutory tax rate for the quarter ended April 1, 2007.

(c)                                  The pro forma adjustment to basic weighted-average common shares outstanding reflects the repurchase of 126,000,000 shares of Company Common Stock and the issuance of 1,470,588 shares of Company Common Stock as of the beginning of fiscal year 2006 in connection with the Zell Entity Purchase Agreement. The pro forma adjustment to diluted weighted-average common shares outstanding also includes 2,093,000 shares to eliminate the adjustment for the Company’s stock-based awards included in the historical diluted weighted-average common shares outstanding because their effects would be antidilutive on a pro forma basis. The conversion of the $200 million subordinated exchangeable promissory note was not assumed because the effect would be antidilutive on a pro forma basis.

(d)                                 Reflects $130 million of debt issuance costs in connection with the new borrowings and the write-off of $17 million of debt issuance costs ($10 million after-tax) as a result of the extinguishment of the term facility and bridge credit facility.

(e)                                  To record the issuance of the new borrowings and the refinancing of the existing term facility and existing bridge credit facility.

(f)                                    To record the issuance of shares of Company Common Stock to the Zell Entity in connection with the Step One Purchase Transaction. The shares were assumed to have been issued from our existing treasury common stock at the average value of $34.07 per share.

(g)                                 To record the repurchase and subsequent retirement of 126,000,000 of Company Common Stock at $34.00 per share in connection with the Tender Offer, including $5.5 million of related transaction costs.

Item 12.  Exhibits.

Item 12 of the Filing is hereby amended and supplemented by adding the following exhibit:

(b)(3)

Credit Agreement, dated as of May 17, 2007, by and among Tribune Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Merrill Lynch Capital Corporation, as syndication agent, Citicorp North America, Inc., Bank of America, N.A. and Barclay’s Bank plc, as co-documentation agents, and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2007.

SIGNATURES

Tribune Company is filing this statement as a combined Schedule TO and Schedule 13E-3, and each of the Tribune Employee Stock Ownership Plan, Tesop Corporation, Samuel Zell, EGI-TRB, L.L.C. and Sam Investment Trust is filing this statement as a Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2007	TRIBUNE COMPANY

	By:	/s/ CRANE H. KENNEY
	Name:	Crane H. Kenney
	Title:	Senior Vice President, General Counsel and Secretary

Date: May 17, 2007	TRIBUNE EMPLOYEE STOCK OWNERSHIP PLAN

	By:	GreatBanc Trust Company, as Trustee

	By:	/s/ MARILYN H. MARCHETTI
	Name:	Marilyn H. Marchetti
	Title:	Senior Vice President

Date: May 17, 2007	TESOP CORPORATION

	By:	/s/ MARILYN H. MARCHETTI
	Name:	Marilyn H. Marchetti
	Title:	President

Date: May 17, 2007	SAMUEL ZELL

/s/ SAMUEL ZELL
Samuel Zell

Date: May 17, 2007	EGI-TRB, L.L.C.

	By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

Date: May 17, 2007	SAM INVESTMENT TRUST

	By:	Chai Trust Company, LLC, as Trustee

	By:	/s/ DONALD J. LIEBENTRITT
	Name:	Donald J. Liebentritt
	Title:	President

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter From the Northern Trust Company to Participants in the Tribune Company Retirement Plans, dated April 25, 2007.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.
(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(5)(C)**	Tender Offer Employee Questions and Answers, made available April 25, 2007.
(a)(5)(D)**	Press Release, dated April 25, 2007.
(a)(5)(E)**	Tender Offer Employee Questions and Answers, made available April 26, 2007.
(a)(5)(F)***	Transcript of a video message addressed to Tribune employees on April 27, 2007.
(a)(5)(G)***	Tender Offer Employee Questions and Answers, made available April 27, 2007.
(a)(5)(H)****	Tender Offer Employee Question and Answer, made available May 1, 2007.
(a)(5)(I)*****	Tender Offer Employee Questions and Answers, made available May 4, 2007.
(a)(5)(J)

Press Release of Tribune Company, dated May 9, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2007).

(a)(5)(K)*******	Tender Offer Employee Questions and Answers, made available May 16, 2007.
(b)(1)(A)

Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(b)(1)(B)

Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(b)(2)(A)*

Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A.

(b)(2)(B)*

Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A.

(b)(3)

Credit Agreement, dated as of May 17, 2007, by and among Tribune Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Merrill Lynch Capital Corporation, as syndication agent, Citicorp North America, Inc., Bank of America, N.A. and Barclay’s Bank plc, as co-documentation agents, and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2007.

(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007 (included as Annex I to this Statement).
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007 (included as Annex II to this Statement).
(c)(3)*

Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(4)*

Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(5)*

Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(6)*

Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(11)******	Opinion of Valuation Research Corporation, dated May 9, 2007.
(c)(12)******	Tribune Company Solvency Opinion Analysis, dated May 9, 2007, prepared by Valuation Research Corporation for the Board of Directors of Tribune.
(d)(1)

Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(2)

Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(3)

Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(4)

Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(5)

Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(6)

Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(8)

ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(9)

ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(10)

ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(11)

ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(12)

Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(13)

Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(15)

Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(16)

Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.

(d)(17)

Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.

(d)(18)

Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 21, 2006.

(d)(19)

Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21, 2006, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(20)

Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18, 2006.

(d)(21)

Tribune Company Directors’ Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.

(d)(22)

The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company’s Annual Report on Form 10-K as filed March 29, 1995.

(d)(23)

Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18, 2006.

(d)(24)

Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.

(d)(25)

First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.

(d)(26)

Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.

(d)(27)

Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007.

(d)(28)

Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.

(d)(29)

Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.

(d)(30)

First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.

(d)(31)

Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.

(d)(32)

Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.

(d)(33)

Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.

(d)(34)

Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.

(d)(35)

Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.

(d)(36)

Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.

(d)(37)

The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company’s Annual Report on Form 10-K as filed March 18, 1997.

(d)(38)

Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company’s Current Report on Form 8-K, dated August 8, 1997.

(d)(39)

Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company’s Current Report on Form 8-K, dated August 8, 1997.

(d)(40)

Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company’s Current Report on Form 8-K, dated September 3, 1999.

(d)(41)

First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.

(d)(42)

Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.

(d)(43)

Subordinated Exchangeable Promissory Note of Tribune Company, dated April 23, 2007, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.

(d)(44)

Letter Agreement, dated April 23, 2007, among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.

(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Filing on April 25, 2007.

**	Previously filed on Amendment No. 1 to the Filing on April 26, 2007.

***	Previously filed on Amendment No. 2 to the Filing on April 27, 2007.

****	Previously filed on Amendment No. 3 to the Filing on May 1, 2007.

*****	Previously filed on Amendment No. 4 to the Filing on May 4, 2007.

******	Previously filed on Amendment No. 5 to the Filing on May 11, 2007.

*******	Previously filed on Amendment No. 6 to the Filing on May 17, 2007.